ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 28, 2025

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Dubey:

This letter is being filed to respond to the additional comments received from you on February 18, 2025, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on December 6, 2024 and the Registrant’s initial response letter dated February 14, 2025 (the “Initial Letter”). The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 60 to the Registration Statement, which the Registrant expects to be filed on or about March 5, 2025. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement. Any comment references noted herein are to the Initial Letter.

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Prospectus

1.	Regarding response to Comment #5: Please further clarify the third sentence of the third paragraph of the Fund’s principal investment strategies to state whether ratings of B3 and B- are investment grade or not.

The Registrant intends to revise the disclosure as follows:

The Fund may only invest in fixed income investments that have a minimum of B3 by Moody’s Investors Services, Inc. (“Moody’s”) or B- by S&P Global Ratings (“S&P”), or the equivalent by another NRSRO or that are unrated but considered to be of equivalent quality by the Sub-Adviser. Fixed income investments with a rating below Baa3 by Moody’s (which includes investments rated B3) or below BBB- by S&P (which includes investments rated B-) are below investment grade securities.

2.	Regarding response to Comment #6(a): Please add “other than sovereign debt” to the fifth paragraph of the Fund’s principal investment strategies to clarify that the Fund’s 30% policy doesn’t apply to foreign government issued debt.

The Registrant intends to revise the disclosure as follows:

The Fund expects to invest up to 30% of its total assets in U.S. dollar-denominated, investment-grade fixed income debt instruments issued by non-U.S. domiciled issuers, other than sovereign debt.

Statement of Additional Information

3.	On Page 35, revise the second paragraph below “Notations Regarding the Fund’s Fundamental Investment Policies” to note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry for which the investments should be allocated when determining compliance with the Fund’s concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977).

The Registrant intends to revise the disclosure as follows:

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations, except that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country, except that for purposes of the industry concentration policy, investments in securities of a single foreign government represent investments in a separate industry. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the sector sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. To the extent the Fund invests in other registered investment companies, when making additional investments, the Fund will consider the holdings of such registered investment companies, to the extent they are known, for purposes of complying with the Fund’s concentration policy. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer